

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 24, 2009

<u>**Via Facsimile and U.S. Mail**</u>

Brian M. Carter
Chief Executive and Financial Officer
World Racing Group, Inc.
7575 Westwinds Boulevard, Suite D
Concord, NC 28927

> Re: **World Racing Group, Inc.**
> **Schedule 13E-3 filed February 18, 2009 by World Racing Group, Inc. and Vicis Capital Master Fund**
> **File No. 005-79158**
>
> **Amendment No. 2 to Schedule 13G filed January 26, 2009 by Vicis Capital LLC**
> **File No. 005-79158**
>
> **Preliminary Schedule 14C filed February 18, 2009**
> **File No. 000-18045**
>
> **Form 10-K filed March 31, 2009**
> **File No. 000-18045**

Dear Mr. Carter:

We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1.   We note the filing of the Form 10-K on March 31, 2009. Please update all disclosure and dates in your Schedule 13E-3 to make your filing as current as possible. Please similarly revise your Schedule 14C.

2.   Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Based on the disclosure in the Schedule 13G filing of January 26, 2009, Vicis Capital LLC, the investment advisor to Vicis Capital Master Fund may share beneficial ownership of the shares held by Vicis Capital Master Fund. We similarly note that Vicis Capital LLC has signed the Schedule 13E-3 on behalf of Vicis Capital Master Fund.   Please revise the Schedule 13E-3 to identify Vicis Capital LLC as an affiliate engaged in a going private transaction, or advise. See Rule 13e-3(a)(1).

3.   It would appear that SDS Capital was amongst the group of shareholders from whom consents were obtained on February 16, 2009. We note that as of February 17, 2009, in its Schedule 13G/A filing, SDS Capital reported a 9.99% ownership in the common stock of the company. Please advise us of the consideration given as to whether SDS Capital is an affiliate of the company as the term is defined in Rule 13e-3(a)(1).

4.   Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, the Schedule 13E-3 must be amended to include all of the required information and its instructions for any filing persons added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which the entity making the determination relied on in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Introduction, page 1

5.   We note the disclosure that "no Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party." This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. While no objection will be made to the inclusion of disclosure relating to

indemnification agreements, the use of disclaimers remains inappropriate. Please revise.

6. Please also remove the disclosure you include under this header disclaiming the "affiliate" status of the filing persons. The identification of a filing person on the Schedule 13e-3 renders such a disclaimer inappropriate.

7. We note the inclusion of disclosure in the Schedule 13e-3 that is not included in the disclosure document delivered to shareholders. Please revise to include all such disclosure in the Schedule 14C.

Item 2. Subject Company Information, page 1

Prior Stock Purchases, page 2

8. We note that on December 31, 2008, you issued Vicis 28,500 shares of Common Stock for each Series A Share purchased, resulting in the issuance of 9,9975,000 shares of Common Stock. Please provide disclosure regarding how you arrived at the conversion ratio, including the price at which you valued each share of Common Stock and how you arrived at such price.

9. Also, please provide the average purchase price of your Common Stock for each quarter during which Vicis' purchases in 2008 occurred. Please refer to Item 1002(f) of Regulation M-A.

Item 3. Identity and Background of the Filing Person, page 2

10. Please state the nature of your relationship with Vicis. Please refer to Item 1003(a) of Regulation M-A.

11. It does not appear that all of the information with respect to each person called for by Instruction C to Schedule 13e-3 has been provided for Vicis Capital Master Fund. Please revise.

12. See our comments above regarding the addition of filing persons. Please provide the information required by Items 3, 5, 6, 10 and 11 for each person called for by Instruction C with respect to any other filing person that you add to your Schedule 13E-3.

Item 13. Financial Information, page 5

13.   It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Schedule 14C

General

14.   You disclose on page 14 that management met with representatives of the company's largest stakeholders to determine whether they would provide support for a reverse stock split and "received their support." We refer you to the definition of solicitation contained in 14a-1(l) of the Securities Exchange Act of 1934. Please provide us with your analysis of whether management engaged in a partial solicitation subject to the filing requirements and provisions of Regulation 14A. We may have further comment.

15.   Please fill in the blanks in your document.

16.   In your letter to shareholders, your summary term sheet and elsewhere as appropriate, identify all company stockholders that approved the reverse stock split.

17.   Please revise to indicate that the information statement/proxy statement are preliminary copies. Refer to Rule 14c-5(d).

18.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf

19.   We note the reference to the Board's reservation of the right, in its discretion, to abandon the Reverse Stock Split despite it having already been approved. Please revise to provide a cross reference to disclosure on page 27 in which you disclose the circumstances in which the Board may choose to abandon the Reverse Stock Split if it determines such abandonment is in the best interests of the company.

Questions and Answers about the Reverse Stock Split, page 4

20.   Revise to include a question and answer as to why the Board of Directors chose not to obtain a fairness opinion or engage a financial advisor.

21.   Please provide a separate sub-heading for the information pertaining to your common stock trading and price found at the end of this section.

Forward-Looking Statements, page 8

22.   Please relocate this section so that it appears at some point after your Special Factors section. Items 7, 8 and 9 of Schedule 13E-3 should appear in the Special Factors section at the beginning of the proxy statement immediately following the summary term sheet. See Rule 13e-3(e)(1)(ii).

Reasons for and Purposes of the Reverse Stock Split, page 8

23.   For each filing person, please state more clearly the reasons for undertaking the Rule 13e-3 transaction at this time, as compared to another time in the operating history of the company. Refer to Item 1013(c) of Regulation M-A.

24.   Throughout the information statement, you disclose the burdens associated with compliance with the Sarbanes-Oxley Act and many of its provisions. Given the applicability of the Sarbanes-Oxley Act to the company for the past seven years, explain why the cost of such compliance now, as opposed to any prior time at which you were subject to the requirements of the Sarbanes-Oxley Act, imposes such a substantial cost and burden to the company and necessitates a going-private transaction at this time. In this regard, revise to more completely explain the financial situation of the company, and in particular, any financial difficulties, including discussions of any revenue and net income decreases.

25.   Please expand your disclosure here to provide greater clarity as to why the Board believes that being a public company places them at a competitive disadvantage to securing sponsorship and advertising revenue.

26.   Please revise to explain the various references you make regarding the "intangible costs" or burdens associated with being a public company.

Strategic Alternatives Considered, page 11

27.   Please disclose in detail how your management determined that the Reverse Stock Split ratio should be 1 for 101 and that holders of fractional shares should be paid between $.06 and $.10 per share. For example, revise to describe the deliberative process, including whether the Board considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. Disclose how the board derived the range of per share prices and the final per share cash out

price based on current and/or historical trading prices, book value, results of operations and projected future results. See Item 1013(b) of Regulation M-A.

Background of the reverse stock split, page 12

28.   It is not apparent whether you have referenced <u>all</u> discussions, meetings, negotiations, and contacts among Board members, management and third parties, if any that occurred during 2008. Further, your disclosure suggests that there were discussions with shareholders during 2008 and/or the first quarter of 2009 related to the going private transaction proposal. Please revise your disclosure to ensure that all meetings and contacts are disclosed. In revising your disclosure, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. <u>See</u> Item 5 of Schedule 13E-3, and Instructions to Items 1005(b) and (c) of Regulation M-A. For example, but without limitation, refer to the following for additional guidance:

- please identify who first proposed the possibility of going private at the May 22, 2008 meeting;

- describe the various potential "strategic alternatives" discussed at the May 22, 2008 meeting and the "potential options" available to reduce costs discussed at July 23, 2008 meeting and the "various alternatives to tak[ing] the company private" that were discussed at the December 22, 2008 meeting;

- please describe in detail all discussions with Vicis Capital regarding the reverse stock split, including any discussion at the time of the December 31, 2008 securities purchase transaction involving Vicis Capital;

- disclose in detail whether management or the Board discussed whether the company should engage any third parties such as legal and/or financial advisors to assist in the evaluation of strategic alternatives available to the company;

- describe in greater detail the summary of findings management presented to the Board in its July 23, 2008; and

- disclose any dates management met with any shareholders and the substance of any discussions, negotiations or meetings that took place between the company, management and/or shareholders.

29.   You disclose that the reverse stock split was considered by the Board to be the most desirable strategic alternative as early as October 10, 2008 because of the "relative certainty of the outcome." Explain the basis for the Board's belief at this time. For example, had any major stockholders indicated to the Board that they would have voted in favor of a reverse stock split in October 2008? How could the Board have

been certain of the outcome regarding the reverse stock split given that the substantive terms (i.e. per share cash out price and the reverse split ratio) were not determined until after the December 22, 2008 meeting? Please revise or advise.

30.   Clarify in the penultimate sentence appearing on page 14 that certain directors would neither be cashed out or remain as shareholders because they currently do not own any shares in the company.

Federal Income Tax Consequences of the Reverse Stock Split, page 17

31.   Please describe the federal income tax consequences of the reverse stock split to each filing party on the Schedule 13E-3. See Item 1013(d) of Regulation M-A.

32.   Please delete the word "certain" from the second paragraph that is highlighted as this section should discuss all material federal tax consequences.

Fairness of the Reverse Stock Split to Shareholders, page 18

33.   We note your disclosure in the first paragraph that the transaction is substantively fair "from a financial point of view" to unaffiliated stockholders. Please note that Item 1014 requires disclosure of the fairness of the transaction without limiting to a "financial point of view." Please revise.

34.   We note your statements throughout this section that the Board considered "certain factors" or "certain additional factors," and also that the factors you considered are "not limited to" those disclosed here. Please revise to clarify that all material factors are discussed in this section.

35.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the company's fairness determination. If any factor would result in a higher per-share value, this fact must be disclosed. *See* Q & A Nos. 20 and 21 in Exchange Act Release 17719 (April 13, 1981). For example, revise to specifically identify the data the Board of Directors consulted regarding net book value, liquidation value and going-concern value. Please revise to explicitly address each factor.

36.   Please see our comment above. You disclose that the Board considered undertaking a balance sheet and liquidation analysis but determined that such analyses "would almost surely value a pre-split share of the Company's common stock at less than the value of a fractional share…and understate the value per share per pre-split share of the Company's common stock." Revise to clarify that the Board did <u>not</u> undertake

any such analysis. Clarify whether the Board considered the absence of such an analyses when making the determination that the transaction was substantively fair. Disclose also the basis for the Board's conclusions regarding the values attributable to the company's stock.

37.   Please reconcile in your disclosure how the Board could have considered the ability to purchase shares as supportive of the fairness of the reverse stock split while also recognizing that there is "extreme[] limited liquidity" in the public market for [y]our Common Stock…," which suggests that shares are not readily available to be purchased.

Absence of a Fairness Opinion, page 20

38.   You state that the cost of a fairness opinion would likely have cost several times the value of the transaction. Please provide the basis for this statement, including any steps you took to investigate the cost of obtaining a fairness opinion. Further, please disclose the anticipated costs associated with obtaining such an opinion.

Procedural Fairness of All Shareholders, page 20

39.   You disclose that the costs associated with hiring independent counsel for a Special Committee would "significantly increase" the cost of the Reverse Stock Split. Please provide support for this statement and disclose the costs you reference. Disclose, for example, whether you contacted any counsel to seek a cost estimate.

40.   You disclose that the Board determined not to condition the approval of the reverse stock split on approval by a majority of unaffiliated shareholders because they have been "historically inactive" and inconsistent in their voting of shares at meetings of shareholders. You further state that the Board believed that shares held by brokerage accounts were "unlikely" to be voted. Please disclose support for your statements. Also, explain how the Board could have arrived at the conclusions regarding such shareholders' possible actions given the significance of the reverse stock split on the shareholders' ability to retain an interest in a public company.

Appraisal Rights, page 25

41.   If applicable, please revise this section to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.

Interests of Certain Persons, page 25

42.   Please update this section to reflect any securities transactions that occurred within 60 days prior to filing your 10-K on March 31, 2009. Please refer to Item 1008(b) of Regulation M-A.

Recommendation of the Board, page 26

43.   It appears that this section and the subsequent section ("Fairness Determination by Vicis Capital Master Fund") are duplicative of the preceding disclosure. If this is the case, please delete this disclosure.

Financial Statements, page 28

44.   Please update this section to reflect your most recently filed financial statements. Similarly, please amend your "Incorporation of Certain Documents by Reference" section on page 31.

45.   We note that you incorporate by reference the financial information required by Item 13 of Schedule 13E-3. Item 13 of Schedule 13E-3 requires that a summary of that information be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In this regard, we note that your disclosure does not appear to include all of the information required by Item 1010(c) of Regulation M-A, including book value per share and ratio of earnings to fixed charges. Please revise your disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 29

46.   Please update your disclosure to a more recent date.

Schedule 13G/A filed on January 26, 2009

47.   We refer you to Section 13(d)(5) of the Exchange Act of 1934 and Rule 13d-1(b)(1)(i) thereunder. Given the size of the investment made by Vicis Capital LLC in December 2008 and the fact that Vicis Capital Master Fund has concluded that it is a filing person and affiliate for purposes of 13e-3(a)(1) in the going private transaction contemplated, please advise us of the consideration you have given to whether Vicis Capital LLC remains eligible to file on a Schedule 13G. Specifically, provide an analysis of how Vicis was able to certify that it had acquired the shares within the ordinary course of business and without the "purpose … or effect of changing or influencing control of the company" following its determination to engage in the going private transaction. We may have further comment.

Form 10-K

General

48.   Please amend your 10-K to include the disclosure required by Item 701 of Regulation S-K or advise as to why this is not necessary.

Front Page

49.   Please amend your filing to indicate that you are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act or advise.

Executive Compensation, page 29

50.   Please amend your 10-K to substantially revise your executive compensation disclosure in accordance with Item 402 of Regulation S-K. For example, please include all required tables. Please also include all compensation, including benefits paid to your executives.

Exhibits, page 36

51.   All agreements incorporated by reference must be filed in full, including all exhibits and schedules. Please file with your amended 10-K with full and complete copies of the following exhibits:

- Exhibits 4.1, 4.4, and 4.5 to Form 8-K filed May 23, 2006
- Exhibit 10.1 to form 8-K filed January 20, 2009
- Exhibits 10.1, 10.3, 10.4, 10.5, 10.6 and 10.7 to form 8-K filed October 2, 2007

52.   We note that you have employment agreements with your executive officers. Please file complete and updated copies of these employment agreements with your amended 10-K. Also, if your compensation arrangement with Mr. Rumsey is set forth in a written agreement, please file that as well.

53.   We note that you have a long term incentive plan. Please file a full and complete copy of the plan as an exhibit to your amended 10-K or advise as to why this is not necessary.

Signatures, page 38

54.   Please amend the signature page to include the signature of either your principal accounting officer or your controller. Please refer to instruction D(2)(a) of Form 10-K.

****

As appropriate, please amend your Schedule 13E-3 and the accompanying disclosure document, as well as your 10-K, in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

You may contact Chanda Delong at (202) 551-3490, Staff Attorney, Mellissa Campbell Duru, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3757 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Daniel W. Rumsey
via facsimile: (310) 242-5699

Brian Carter
via facsimile: (704) 795-7229